UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Meritz Private Placement and Loan

On December 14, 2023, we consummated the following transactions pursuant to the Meritz Share Buyback and Subscription Agreement and the Amended and Restated Meritz Relationship Agreement, both dated December 1, 2023: (i) Meritz sold and surrendered, and we repurchased from Meritz one Convertible Preference Share (as defined therein) and 4,999,999 Ordinary Shares (as defined therein) for a price equal to US$54.5 million; and (ii) immediately thereafter, we issued 19,050,381 Ordinary Shares to Meritz at a total subscription price equal to US$69.5 million. The shares repurchased were issued to Meritz in 2022. We entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement. Pursuant to the side letter, we repurchased from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of US$20.0 million, and paid Meritz underwriting fees with an aggregate amount of US$2.7 million.

On June 27th, 2025, we consummated the following transactions pursuant to a share buyback agreement with Meritz dated June 27th, 2025 (the “2025 Meritz Share Buyback Agreement”): (i) Meritz sold and surrendered, and we repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to EUR48.1 million (the “Repurchase Price”) and (ii) we issued to Meritz a fixed rate 11.40% secured loan note (the “Loan Note”) for a principal amount equal to the Repurchase Price (the “Loan”). Pursuant to the Loan Note, we agreed to repay the Loan in two instalments by repaying (i) EUR8.5 million on June 30, 2025, and (ii) all outstanding amounts of the Loan on December 14, 2026. We granted certain rights to Meritz, which are governed by the terms and conditions set forth in the Loan Note, including the cash pay interest obligations, the mandatory prepayment obligation, and the coverage ratio prepayment obligation as described below.

Cash Pay Interest Obligations

We are obligated to pay Meritz the amount of interest on the Loan in cash at a percentage equal to 5% per annum on the last day of each interest period. Interest period shall be three months and shall not extend beyond December 14, 2026, except that the first interest period for the Loan shall start on June 27th, 2025 and end on September 30th, 2025. Each subsequent interest period shall start on the last day of the preceding interest period.

Mandatory Prepayment Obligations

In the event that a Mandatory Prepayment Event occurs, within 90 days after occurrence of such, Meritz may deliver a written notice requesting us to prepay the Loan and accrued interest within 30 days of receipt of such notice.

“Mandatory Prepayment Event” means, among other things, insolvency, bankruptcy, liquidation or winding up of, and Mr. Guo Guangchang ceasing to have control of Fosun International Limited (“Fosun International”) or us, delisting or suspension of trading of shares of Fosun International for 15 consecutive trading days, delisting or suspension of trading of our shares for 5 consecutive trading days, non-payment us with respect to borrowings over specified amount when due or within any originally applicable grace period, our borrowings being declared due and payable as a result of any event of default, our failure to pay Meritz any cash pay interest, or the average closing price of our Ordinary Shares in any 3 consecutive trading days is less than US$1.00 per share (subject to any adjustment as a result of any share split or consolidation of our Ordinary Shares).

Coverage Ratio Prepayment Obligations

In the event that a pre-agreed coverage ratio is below 175% on any date while the Loan Note remains outstanding, within 15 business days after occurrence of such, Meritz may deliver a written notice requesting us to prepay the Loan within three business days after receipt of such notice, to the extent that the coverage ratio, after giving effect to such repayment, will increase to a level that is no lower than 200%.

“Coverage Ratio” equals to (a) the aggregate sum of (i) market value of our Ordinary Shares charged as security; and (ii) 60% of market value of certain shares of Fosun Tourism Group (“FTG”) held by Fosun International charged as security, divided by (b) the amount of the outstanding Loan.

Security

Our payment obligations under the Loan Note are secured by a charge over our certain Ordinary Shares and certain shares of FTG held by Fosun International.

As of the date of this report, our obligations were secured by 53,671,565 Ordinary Shares. Upon repayment of and subject to certain other conditions, our Ordinary Shares and shares of FTG charged by Fosun International will be released.

Events of Default

“Events of Defaults” are deemed to have occurred if we fail to fulfill our repayment obligations with respect to the Loan, including the mandatory prepayment obligation, or the coverage ratio prepayment obligation.

If an Event of Default occurs, Meritz has the right to declare that all or part of the Loan, together with accrued interest, be immediately due and payable, or payable demand, and/or exercise any or all of its rights or remedies under the security documents.

Exhibit Index

Exhibit Number	Description
99.1	Share Buyback Agreement
99.2	Form of Certificate of Loan Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 1, 2025

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Kat Yu David Chan
Name: Kat Yu David Chan
Title: Chief Financial Officer